

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-7010

DIVISION OF
CORPORATION FINANCE
MAIL STOP 7010

September 15, 2008

Mr. Brian W. Penny
Chief Financial Officer
Western Goldfields, Inc.
Royal Bank Plaza, South Tower
200 Bay Street, Suite 3120, PO Box 167
Toronto, Ontario, Canada M5J 2J4

> **Re:** **Western Goldfields, Inc.**
> **Form 10-KSB for the Fiscal Year Ended December 31, 2007**
> **Filed March 28, 2008**
> **Form 10-Q for the Quarterly Period Ended June 30, 2008**
> **Filed August 11, 2008**
> **File No. 1-33802**

Dear Mr. Penny:

We have reviewed your Form 10-KSB for the Fiscal Year Ended December 31, 2007 and have the following comments. Please provide a written response to our comments. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K for the Fiscal Year Ended December 31, 2007

Description of Business

Business of the Issuer, page 7

1. We note your disclosure that in 2007 all of your sales were exclusively to one customer. In accordance with FRC Section 503.02, for all periods presented, please identify your customers that account for greater than 10 percent of your consolidated revenues. Refer to Item 101(b) of Regulation S-K.

Management's Discussion and Analysis of Consolidated Financial Condition and Results of Operations

Contractual Obligations, page 51

2.   It appears that your table of contractual obligations does not include amounts related to your loan payable or your gold hedging contracts. Item 303(a)(5) of Regulation S-K requires the table include all the obligations of the registrant that fall within the specified categories, and provides that the table may be accompanied by footnotes to describe provisions that create, increase or accelerate obligations, or other pertinent data to the extent necessary for an understanding of the timing and amount of the registrant's specified contractual obligations. Please expand your tabular disclosure to include the amounts related to your loan payable and gold hedging contracts, or tell us why you believe such amounts are not required to be included in the table. This comment also applies to the like disclosure you provided in your Form 10-Q for the quarterly period ended June 30, 2008.

Consolidated Statement of Operations and Comprehensive Loss, page 58

3.   We note you present a separate line item within expenses identified as 'Stock Compensation Expense'. Please modify your presentation to be consistent with the guidance provided in SAB Topic 14:F, or otherwise advise. This comment is also applicable to your Form 10-Q for the quarter ended June 30, 2008.

Note 2 - Basis of Presentation and Significant Accounting Policies

Exploration and Development Cost, page 64

4.   We note your disclosure that you capitalize development costs for projects that meet the definition of an asset after mineralization is classified as proven and probable reserves; and that you amortize such cost on a straight line basis over the expected life of the mineral property. It is unclear how this policy is consistent with your disclosure on page 65 that states "Depreciation of mine development costs, processing plant, mine structures and infrastructure is calculated on a units of production basis over the estimated life of the ore body based on estimated proven and probable reserves." Please clarify for us the apparent inconsistency between your disclosures.

Revenue Recognition, page 66

5.   For all periods presented, please tell us the amount of silver by-product credits that reduced cost of sales, and if significant, modify your disclosure to include such amounts.

Note 17 Stock Options and Warrants

Options, page 17

6.   We were unable to locate all of the disclosures required by paragraph A240 of SFAS 123(R). For example, we could not locate the intrinsic value of options exercisable or options outstanding, or the total amount of compensation cost related to non-vested awards and the weighted average period over which it is expected to be recognized. Please review the disclosure requirements and expand your disclosure as necessary or otherwise confirm, if true, that all disclosures as necessary have been made.

Form 10-Q for the Quarterly Period Ended March 31, 2008

Consolidated Statement of Cash Flows, page 7

7.   We note you present changes in restricted cash within the determination of cash flow provided (used) by operating activities. Please tell us your basis for including this activity within operating activities. We further note this amount was included in the investing activity section in your Form 10-KSB for the fiscal year ended December 31, 2007.

Notes to the Consolidated Financial Statements

Note 20 Subsequent Events, page

8.   We note your disclosure that effective July 31, 2008 you settled the first delivery of 5,500 ounces of gold under your hedging contracts. Please tell us if the hedging contracts require you to physically deliver ounces of gold, or if the contracts permit, or require net settlement.

Closing Comments

        Please respond to these comments within 10 business days or tell us when you will provide us with a response. Please furnish a letter that keys your responses to our comments and provides any requested information. Detailed letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;
- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact Mark Wojciechowski at (202) 551-3759, if you have questions regarding comments on the financial statements and related matters. Please contact me at (202) 551-3683 with any other questions.

Sincerely,

Jill S. Davis
Branch Chief